Dreyfus Founders Funds, Inc. File No. 811-1018
Form N-SAR Item 77.O.

Transactions Effected Pursuant to Rule 10f-3

On July 12, 2007, Dreyfus Founders Balanced Fund purchased from Lehman Brothers Inc. corporate notes issued by Lehman Brothers Holdings having a principal value of $85,000 at a price of 99.898, for a total purchase amount of $84,913.30. The commission/spread on this transaction was 0.50% . The members of the underwriting syndicate were: Lehman Brothers Inc., Calyon Securities USA, ING Financial Markets, BNY Capital Markets, Inc., Scotia Capital and Williams Capital Group.

On September 6, 2007, Dreyfus Founders Balanced Fund purchased from JP Morgan Chase corporate notes issued by Lowes Companies having a principal value of $15,000 at a price of 99.831, for a total purchase amount of $14,974.65. The commission/spread on this transaction was 0.35% . The members of the underwriting syndicate were: JP Morgan Chase, Merrill Lynch, Wachovia Securities, Banc of America Securities, BB&T Capital Markets, BMO Nesbitt Burns, BNP Paribas, BNY Capital Markets, Inc., Fifth Third Securities, HSBC Securities, Morgan Keegan, Natcity Invt., SunTrust Robinson Humphrey, US Bancorp Investments, Wedbush Morgan Securities and Wells Fargo.

The Board of Directors of Dreyfus Founders Funds, Inc. (the “Registrant”) determined that these transactions were effected in compliance with the Registrant’s Procedures for Investment Pursuant to Rule 10f-3 Under the Investment Company Act of 1940, as Amended. This determination was based on a memorandum from the Registrant’s Chief Compliance Officer and copies of a Pre-Purchase Approval Form – Purchase of Securities Underwritten by an Affiliate prepared for each transaction. Those forms documented the terms of the transactions and certain other information, including the fact that the affiliated underwriter (BNY Capital Markets, Inc.) did not benefit from the purchases.